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Writer’s Direct Line: 650-815-2640 Writer’s Direct Fax: 650-815-4653 llehot@sheppardmullin.com

February 23, 2011

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention:	Christina Chalk, Esq.
Evan Jacobsen, Esq.

Re:	Tongjitang Chinese Medicines Company
Amendment No. 3 to Schedule 13E-3
Filed on February 23, 2011
File No. 005-83729

Dear Ms Chalk:

In connection with the agreement and plan of merger (as amended, the "Merger Agreement") dated as of October 29, 2010, by and among Tongjitang Chinese Medicines Company, a Cayman Islands company (the "Company"), Hanmax Investment Limited, a British Virgin Islands company wholly owned by Mr. Xiaochun Wang, chairman of the board of directors of the Company ("Hanmax"), Fosun Industrial Co., Limited, a Hong Kong company ("Fosun"), and Tonsun International Company Limited, a Cayman Islands company, we are filing with the Securities and Exchange Commission (the "Commission") Amendment No. 3 ("Amendment No. 3") to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (as amended, the "Transaction Statement"), initially filed with the Commission on November 26, 2010 and amended pursuant to Amendment No. 1 to the Transaction Statement filed with the Commission on January 19, 2011 and Amendment No. 2 filed with the Commission on February 14, 2011, on behalf of the filing persons named in Amendment No. 3.

Pursuant to our telephone conversation on February 15, 2011, we have corrected the definition of "Filing Person" on page 17 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 3 and we have inserted the various dates related to the schedule for the extraordinary general meeting of Tongjitang shareholders.  In addition, the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 3 contains changes to reflect that on February 21, 2011, Hanmax, Fosun, Merger Sub and Tongjitang entered into Amendment No. 1 (“Amendment No. 1”) to the Merger Agreement. Pursuant to Amendment No. 1, the termination date set forth in Section 8.2(a) of the Merger Agreement was extended from March 31, 2011 to June 30, 2011 to accommodate the schedule contemplated for the extraordinary general meeting.

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 23, 2011

Enclosed, for the convenience of the Staff, are two copies of Amendment No. 3 marked to show changes from Amendment No. 2 to the Transaction Statement.

*           *           *

Please do not hesitate to call Louis Lehot or Jason Schendel of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (650) 815-2640, with any questions regarding this filing.

Sincerely,

/s/ Louis Lehot
Louis Lehot, Esq.
for Sheppard, Mullin, Richter & Hampton llp

cc:	Mr. Justin Chen, Tongjitang Chinese Medicines Company
Jason R. Schendel, Sheppard, Mullin, Richter & Hampton LLP
Yi Zhu, Sheppard, Mullin, Richter & Hampton LLP
Scott Clemens, Baker & McKenzie LLP
Robert Grauman, Baker & McKenzie LLP
Brian Spires, Baker & McKenzie LLP
Chengfei Ding, Baker & McKenzie LLP